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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.)*


                                 ASTREX, INC.
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                   046357208
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)
                  ROBERT G. MORRISH, LIBRA INVESTMENTS, INC.

          11766 WILSHIRE BOULEVARD, SUITE 870, LOS ANGELES, CA  90025
--------------------------------------------------------------------------------
         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                      RECEIVE NOTICES AND COMMUNICATIONS)

                                   12/29/92
--------------------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits should be file with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 046357208             SCHEDULE 13D             PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      LIBRA-WILSHIRE PARTNERS, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                   (a) [_]
                                                                     (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California limited partnership

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            923,586

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             923,586

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      923,586

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      18.14%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 046357208             SCHEDULE 13D             PAGE 3 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      LIBRA-WILSHIRE PARTNERS, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                   (a) [_]
                                                                     (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California corporation

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            923,586

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             923,586

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      923,586

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      18.14%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO,BD

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 046357208            SCHEDULE 13D              PAGE 4 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      JESS M. RAVICH

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                    (a) [_]
                                                                      (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            923,586

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             923,586

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      923,586

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      18.14%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  046357208                                           Page 5 of 8 Pages


  Item 1.      Security and Issuer.

               Common Stock, $.01 par value per share, of Astrex, Inc., 205 Express Street, Plainview, New York 11803 (the "Company" or the "Issuer").

  Item 2.   Identity and Background.

              (a) This statement is filed on behalf of Libra-Wilshire Partners,
                  L.P., a California limited Partnership ("Libra-Wilshire"), Libra Investments, Inc., a California corporation and general partner of Libra-Wilshire ("Libra"), and Jess M. Ravich, Chairman of the Board, Chief Executive Officer and controlling shareholder of Libra ("Ravich") (Libra-Wilshire, Libra and Ravich are referred to herein collectively as the "Reporting Persons" and individually as a "Reporting Person").

                  The officers of Libra are as follows: Jess M. Ravich, Chairman of the Board and Chief Executive Officer; James B. Upchurch, President and Chief Operating Officer; Charles A. Yamarone, Executive Vice President; Charles A. Thurnher, Senior Vice President, Chief Financial Officer and Treasurer; and Robert G. Morrish, Senior Vice President and Secretary. The directors of Libra are as follows: Messrs. Ravich and Upchurch and Tia Ravich. (Such officers and directors are collectively referred to as the "Officers and Directors.")

              (b) All Reporting Persons
                  All Officers and Directors
                  c/o Libra Investments, Inc.
                  11766 Wilshire Boulevard, Suite 870
                  Los Angeles, California 90025

              (c) The principal business of Libra-Wilshire is investing in securities. The principal business of Libra is acting as a broker/dealer of securities. The principal occupation of Ravich and the other Officers and Directors is to serve in such capacities with Libra.

              (d) During the last five years, neither the Reporting Persons nor, to the knowledge of Libra, the Officers and Directors, have been convicted in a criminal proceeding.

              (e) During the last five years, neither the Reporting Persons nor, to the knowledge of Libra, the Officers and Directors, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Persons or Officers or Directors were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities

CUSIP No. 046357208                                           Page 6 of 8 Pages

                  subject to, federal or state securities laws or finding any violation with respect to such laws.

              (f) Ravich and the other Officers and Directors are citizens of the U.S.A.

  Item 3.   Source and Amount of Funds or Other Consideration.

               The shares of Common Stock that are the subject of this filing (the "Shares") were acquired by Libra-Wilshire on December 29, 1992 pursuant to the Company's Second Amended Joint Plan of Reorganization (the "Plan") filed in connection with the Company's reorganization under Chapter 11 of the United States Bankruptcy Code. Pursuant to the Plan, Libra-Wilshire's holdings of $2,250,000 principal amount of 9.5% Convertible Subordinated Debentures due September 1, 2000 of Astrex, Inc., a predecessor to Astrex (the "Notes"), and its claim for accrued interest with respect thereto, were canceled. In exchange, Libra-Wilshire was issued the Shares.

               Libra-Wilshire purchased the Notes that were canceled pursuant to the Plan from Libra on September 18, 1992 for a purchase price of
               $225,000.   Libra purchased the Notes from a third party on July
               7, 1992 for a purchase price of $225,000. Libra-Wilshire and Libra used personal funds for their purchases.

  Item 4.      Purpose of the Transaction.

               Libra and Libra-Wilshire purchased the Notes which were subsequently exchanged for the Shares, and Libra-Wilshire now holds the Shares, solely for investment purposes, and without any intent, purpose or effect of changing or influencing control of the Company or its predecessor.

               No Reporting Person has any present plans or proposals which relate to or would result in any of the following (although the right to develop such plans or proposals is reserved): (I) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
               (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's present Board of Directors; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;
               (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of

CUSIP No. 046357208                                           Page 7 of 8 Pages

              1934, as amended (the "Exchange Act"); or (ix) any action similar to any of those enumerated above.

Item 5.       Interest in Securities of the Issuer.

              (a) Libra-Wilshire beneficially owns 923,586 shares of the
                  Company's Common Stock, or 18.14%. Libra as general partner of Libra-Wilshire, and Ravich, as controlling shareholder and Chairman and Chief Executive Officer of Libra, may each be deemed to beneficially own 923,586 shares of the Company's Common Stock, or 18.14%.

              (b) Libra has sole voting and investment power over the shares of
                  Common Stock currently held by it. Libra, as the sole general partner of Libra-Wilshire, has discretionary authority and control over the assets of Libra-Wilshire pursuant to the limited partnership agreement of Libra-Wilshire including the power to vote and dispose of the Shares. Ravich, as the controlling shareholder and Chairman and Chief Executive Officer of Libra, may be deemed to have the power to vote and dispose of the Shares by virtue of his relationships with Libra as shareholder and Chief Executive Officer.

              (c) None of the Reporting Persons and, to the knowledge of Libra, none of the Officers and Directors, has had any transaction in the Common Stock of the Company within the last 60 days.

              (d) Not Applicable.

              (e) Not Applicable.

  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

               There are no contracts, understanding or relationships (legal or otherwise) among or between any Reporting Person or, to the best of their knowledge, their respective officers, directors or general partners or between or among any of such persons and with respect to any securities of the Issuer.

  Item 7.      Material to be Filed as Exhibits.

               Exhibit 1.1  Agreement of Reporting Persons regarding a joint
               Schedule 13D (and such amendments as may become necessary) with respect to the Common Stock of Astrex, Inc. dated as of March 20, 1996.

CUSIP No. 046357208                                           Page 8 of 8 Pages

                                   SIGNATURES

            After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                LIBRA-WILSHIRE PARTNERS, L.P.
March 20, 1996                  BY:  LIBRA INVESTMENTS, INC., GENERAL PARTNER


                                By:  /s/ JESS M. RAVICH
                                   --------------------
                                   Jess M. Ravich, Chairman of the
                                   Board and Chief Executive Officer


                                LIBRA INVESTMENTS, INC.


                                By:  /s/ JESS M. RAVICH
                                   --------------------
                                   Jess M. Ravich, Chairman of the
                                   Board and Chief Executive Officer


                                   /s/ JESS M. RAVICH
                                  --------------------
                                   JESS M. RAVICH

                                 EXHIBIT INDEX

EXHIBIT                                                   SEQUENTIAL
NUMBER              DESCRIPTION                           PAGE NUMBER
------              -----------                           -----------
1.1                 Agreement of Reporting Persons             10
                    regarding a joint Schedule 13D
                    (and such amendments as may become
                    necessary) with respect to the
                    Common Stock of Astrex, Inc. dated
                    as of March 20, 1996
